Mail Stop 3720

December 6, 2006

Mr. Neil O. Johnston
Vice President and Chief Financial Officer
Cox Radio, Inc.
6205 Peachtree Dunwoody Road
Atlanta, GA 30328

> **Re**: **Cox Radio, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
>
> **Forms 10-Q for Fiscal Quarter Ended September 30, 2006**
> **File No. 1-12187**

Dear Mr. Johnston:

We have reviewed your supplemental response letters dated November 6, 2006 and November 17, 2006 as well as your filings and have the following comment. As noted in our comment letter dated July 17, 2006 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2005

4. Acquisitions and Dispositions of Businesses, page 43

1. In your response dated November 6, 2006, you state that the terminology used in prior discussions and prior responses (which are consistent with the terminology used in the agreement) "may not have best described the substance of the agreement." In light of this, please explain the business purpose behind why you entered into the Option Agreement and why it was structured in the manner in which it was. Your response should also address why the Option Agreement's term was extended by one month, to January 31, 2008.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry M. Spirgel
Assistant Director